February 3, 2025

Timothy Fitzsimmons
Chief Financial Officer
CompoSecure, Inc.
309 Pierce St.
Somerset, NJ 08873

        Re: CompoSecure, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-39687
Dear Timothy Fitzsimmons:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   John C. Kennedy